UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

STRATEGIC PLAN 2021-2023 AND GUIDANCE RELEASE

TIM S.A. (“Company” or “TIM) (B3: TIMS3; NYSE: TIMB), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction N. 358, hereby informs its shareholders, the market in general and other interested parties that Telecom Italia Group released today its forecasts for 2021-2023 period. In this context, TIM updates the forecasts of its Strategic Plan 2020-2022, released to the market through a Material Fact dated March 10th, 2020.

Despite a challenging year, due to the pandemic of the COVID-19, with major impacts on public health and the economy, the Company proved to be antifragile, reinvented itself and presented solid results at the end of 2020, fulfilling part of the short-term goals outlined in its 2020-2022 Strategic Plan, which demonstrates the focus on execution, with agility in decision making, prioritization and digital courage were crucial in this context different from that projected by TIM and the market in general.

Projections 2020-222
KPI[i]	2020 Projection (Short Term)	2020 Results
Service Revenues Growth (YoY)	Mid-Single Digit	0.4%
EBITDA Growth (YoY)	Mid-Single Digit Growth	3.2%
% CAPEX over Net Revenues	Low 20’s	22.5%
% EBITDA – CAPEX over Net Revenues	>20% (w / IFRS 16)	25.9%

The Company also discloses long-term goals in its projections and, for the EBITDA Margin and EBITDA - CAPEX over Net Revenue, it exceeded the targets established for the year 2022 (respectively ≥ 47% and ≥20%), reaching a EBITDA margin of 48.5% and EBITDA - CAPEX over Net Revenue of 25.9%, in 2020.

For this new triennium, despite a challenging 2020, TIM reaffirms its commitment with (i) the sustainable evolution of Service Revenue, resulting from the search for new service lines, maintaining its mid-single digit growth estimate for the current year (ii) the improvement of its profitability, with mid-single digit growth of EBITDA, even with the preparation costs related to the incorporation of Oi's mobile assets; (iii) an efficient capital allocation, characterized by the CAPEX destination to digitization, automation and new operational models, as well infrastructure (network and IT) extension and modernization projects, and (iv) the continuous expansion of the cash generation characterized by the growth of EBITDA – CAPEX over Revenues indicator to reach the level of 24%.

Additionally, TIM points out that it presents, for long-term objectives, a vision considering the continuity of its operation with the impacts of the incorporation of Oi SA's mobile assets, still pending approval by regulatory bodies, according to the Material Facts of January 29th, 2021 and December 14th, 2020, as well as a view disregarding the effects of this merger.

Projeções 2021-23
KPI[i]	Projections 2021 ‘(Short Term)	Long Term (Standalone)	Long Term (Combining Oi’s Assets)
Service Revenues Growth (YoY)	Mid-Single Digit	Mid-Single Digit (CAGR 20’ -23’)	High-Single Digit (CAGR 20’ -23’)
EBITDA Growth (YoY)	Mid-Single Digit (Including preparation costs)	Mid-Single Digit (CAGR 20’ -23’)	Double Digit (CAGR 20’ -23’)
CAPEX	~R$ 4.4 bln (including preparation investments)	~R$ 13 bln	~R$ 13.5 bln
% EBITDA – CAPEX over Net Revenue	~24% (including preparation costs and investments)	–	≥29% in 2023

Lastly, TIM presents, as an attachment to this Material Fact, additional details about the 2021-2023 Strategic Plan and its guidance.

Rio de Janeiro, February 23rd, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

TIM BRASIL DAY 2021

Imagine as possibilidades

# 2021-2023 Strategic Plan

TIM Brasil
February, 2021

tim.com.br/ir

TIMB LISTED NYSE

TIMS B3 LISTED NM

ISE B3

TIM Brasil

# Disclaimer

This presentation **contains declarations that constitute forward looking statements** regarding the intent, belief or current expectations of the customer base, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance** and involve risks and uncertainties, and actual **results may differ materially from those projected** as a result of various factors.

**Analysts and investors are cautioned not to place undue reliance on those forward looking statements**, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements.

**Financial results are presented considering impacts from IFRS 16 adoption.**

The normalized numbers reported in this presentation are adjusted by the effects listed below.

Note: Normalized numbers as detailed in TIM S.A.'s FY20 results presentation

TIM S.A. – Investor Relations
2021-23 Strategic Plan

2

TIM Brasil

# TIM Brasil: Delivering growth in a more challenging macro scenario

(reported data)

**Service Revenues** improved (+0.4% YoY in FY 2020) with positive contributions from both mobile postpaid and fixed

**Net Service Revenues** (YoY)

1.7%
1.3%
1.9%
-3.4%
1Q20
2Q20
3Q20
4Q20

Postpaid +1.9% YoY — flat MSR YoY

FSR +11.1% YoY — driven by TIM Live

**EBITDA[1]** expansion with the highest LatAm margin, leading to cash flow and net debt improvement: **Net Cash on balance sheet more than doubled YoY**

**EBITDA[1]** (R$ mln)

8,114
+3.2%
8,372
2019
2020

EBITDA margin: 48.5% (above 2022 guidance)

**Net Debt-AL** (R$ mln)

-1,109
-2,767
2019
2020

## Mobile

ARPU +4.9% YoY to 24.9 R$/month

Human Postpaid ARPU +3.4% YoY

Prepaid ARPU +4.9% YoY

## TIM Live

Revenues +27.9% YoY

CB +14.0% YoY to 645k

ARPU +7.8% YoY to R$ 87.2

## Infrastructure Development

FTTH coverage **+43% YoY** (**3.2 mln HHs** covered)

**Best 4G coverage experience and availability**
(95% urban pop. coverage in 3.9k cities)

**Massive MIMO rollout**
(200 cities implemented)

**Network Sharing Agreement**
(3G/4G expansion: 730 cities in 1H21e)

## Special Projects

TIM + C6BANK

Signing with Oi

Fiber Co: Network last mile carve-out

**Opex below inflation**
(+1.0% YoY vs IPCA[2] 4.5%)

**Bad debt back on track**
(2.3% of gross revenues)

**Focus on value and service quality driving churn rate reduction**

## ESG

One of the best ranked stocks in the B3 and S&P ESG index

New ESG committee

(1) Normalized
(2) Last 12M IPCA as of December 2020

TIM S.A. – Investor Relations
2021-23 Strategic Plan

3

TIM Brasil

# Better macro and telecoms outlook

| | Mobile market consolidation | Acceleration in digital consumption | Wave of asset separation | Monetization of Consumer Platform | Paving the way for 5G | IoT and M2M technology |
|---|---|---|---|---|---|---|
| **Dynamic** | Moving from 5 to 4 after Nextel acquisition and from 4 to 3, after Oi's mobile assets sale is completed | Data demand growth for mobile and fixed, further accelerated by Covid-19 | Increasing **initiatives of network separation** (InfraCo *vs* ServCo) | **Increasing numbers of digital business leveraging Telco's Consumer Platform** (e.g. digital wallet, data monetization) | **Preparation to launch 5G,** with 5G DSS as marketing positioning, auction and vendor analysis | **Exponential number of use cases in several industries** (e.g. agribusiness, connected cars, utilities, health) |
| **Implications and Opportunities** | Foster more **balanced competitive landscape** (e.g. pairing spectrum gap) | **Revenue growth** on data monetization<br>Increase **pressure** over network **cash costs**<br>Geographical expansion of fiber | Partnership negotiation to finance **network expansion and modernization** | **New revenue sources** for telco operators leveraging new digital disruptors (e.g. fintech, data provider, OTT content) | **Focus on 5G network rollout** with proposed auction framework, **Release 16 as catch up** for the country | **Expand business beyond connectivity** (e.g. applications, data monetization, implementation) |

TIM S.A. – Investor Relations
2021-23 Strategic Plan

4

TIM Brasil

# *Solid results in 2020 confirm the consistency of our strategic plan*

| | | |
|---|---|---|
| **Strategic Paths** | **Strengthen the core** | Enhance and accelerate the transition from **volume to value**, to sustain mobile business growth, focusing on customer experience |
| | | Capture **ultrabroadband** market **growth opportunity** with new financial and business models |
| | | Fill current **infrastructure gap with M&A**, also fostering inorganic growth and capturing potential synergies |
| | **Build the future** | Expand **new sources of value** (e.g. IoT, C6, Mobile Advertising, Customer Data Monetization, Health, Education) leveraging the customer base platform through ecosystem and partnerships |
| | | Implement **transformational projects** on infrastructure (e.g. 5G, ORAN, M-MIMO, cloudification) |
| **Transformational Enablers** | **Boost disruptive efficiencies** | Boost **disruptive efficiencies** through digitalization, automation and new operating models, leveraging skills and capabilities enhancement |
| | **Strengthen sustainability** | Strengthen and consolidate **ESG proposition** making a positive transformation |

TIM
Imagine as possibilidades

TIM S.A. – Investor Relations
2021-23 Strategic Plan

5

TIM Brasil

# "Imagine as possibilidades": Our aspirations for 2023 reflect market opportunities and trends

TIM
Imagine as possibilidades

- Fill the spectrum frequency gap
- Become the preferred mobile player for customers
- Develop distinctive IoT value propositions, creating ecosystems
- Create at least 3 new businesses as a Consumer Platform
- Set industry benchmarks, scaling digitization and improving processes
- Turn into an ESG reference in Brazil
- Increase share in the growing FTTH market

TIM S.A. – Investor Relations
2021-23 Strategic Plan

6

TIM Brasil

# *Oi's assets integration could transform TIM Brasil by 2023*

## Net Service Revenues
(R$ bln)

Incremental[2]
TIM standalone
+0.4% YoY
CAGR High single-digit
16.7
2020
2021
2022
2023

## EBITDA
(R$ bln)

Incremental[2]
TIM standalone
+3.2% YoY
CAGR Double-digit
8.4
2020
2021
2022
2023

## EBITDA Margin
(%)

TIM+Oi
TIM standalone
48.5%
Approx. +150 bps
2020
2021
2022
2023

## Capex[1]/ Revenues
(%)

TIM+Oi
TIM standalone
22.5%
2020
2021
2022
2023

(1) Includes Oi assets integration, IFRS15/16, and does not include 5G related capex (e.g. spectrum license and cleaning, network capex rollout) and last mile carveout project (FiberCo)
(2) Incremental due to both Oi's assets incorporation and new market dynamics

**TIM S.A. – Investor Relations**
**2021-23 Strategic Plan**

7

TIM Brasil

# Market guidance 21-23 shows Revenue and EBITDA growth, and positive impact coming from M&A

| GOALS | SHORT TERM TARGETS (2021) | LONG TERM TARGETS |
|---|---|---|
| **Revenue Growth Sustainability** | Service Revenues Growth:<br>**Mid single digit (YoY)** | Service Revenues Growth (CAGR '20-'23):<br>**Mid single digit standalone**<br>**High single digit combining Oi's assets** |
| **Improve Profitability** | EBITDA Growth:<br>**Mid single digit (YoY)**<br>*(Including preparation costs)* | EBITDA Growth (CAGR '20-'23):<br>**Mid single digit standalone**<br>**Double digit combining Oi's assets** |
| **Infrastructure Development** | Capex:<br>**~R$ 4.4 bln**<br>*(including preparation investments)* | Capex (cumulated 2021-'23):<br>**~R$ 13.0 bln standalone**<br>**~R$ 13.5 bln combining Oi's assets**<br>*(Capex on revenues declining starting in 2022 combining Oi's assets)* |
| **Expand Cash Generation** | EBITDA-Capex on Revenues:<br>**~24%**<br>*(including preparation costs and investments)* | EBITDA-Capex on Revenues:<br>**≥ 29% in 2023 combining Oi's assets** |

Note: Oi's assets expected impacts refer to the portion of the assets that would be transferred to TIM after the closing and considers split assumptions contained in the SPA contract.

TIM S.A. – Investor Relations
2021-23 Strategic Plan

8

TIM BRASIL DAY 2021

Imagine as possibilidades

TIMB LISTED NYSE

TIMS B3 LISTED NM

ISE B3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer